UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information Consent Solicitation August 12, 2013 – 8:00 CET

DELHAIZE GROUP ANNOUNCES CONSENT SOLICITATION WITH RESPECT TO

8.05% NOTES DUE 2027 AND 9.00% DEBENTURES DUE 2031

BRUSSELS, Belgium, August 12, 2013 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that its subsidiary Delhaize America, LLC (“Delhaize America” or the “Issuer”) has commenced a consent solicitation with respect to proposed amendments (“Proposed Amendments”) to the indentures (the “Indentures”) governing the Issuer’s $70,697,000 outstanding 8.05% Notes due 2027 (CUSIP No. 344775AC5) and $271,406,000 outstanding 9.00% Debentures due 2031 (CUSIP Nos. 246688AF2 and 246688AB1) (collectively, the “Securities”), upon the terms and subject to the conditions set forth in the Consent Solicitation Statement dated August 12, 2013 (the “Consent Solicitation Statement”).

Delhaize America is soliciting consents from holders of record of the Securities (“Holders”) as of 5:00 p.m., New York City time, on August 9, 2013 (such date and time, the “Record Date”). The purpose of the Proposed Amendments is to amend certain provisions in the Delhaize America Indentures to align them with the corresponding provisions of the indentures under which Delhaize Group (Delhaize America’s ultimate parent company) has issued its debt securities. We plan to issue any future long-term debt through Delhaize Group and to cease issuing long-term debt through Delhaize America, which has not issued long-term debt since 2001. Notwithstanding the Proposed Amendments all other terms and conditions to the Indentures will remain unchanged, including the existing covenants restricting liens and sale and lease-back transactions.

The Proposed Amendments to the Indentures are described in detail in the Consent Solicitation Statement. Holders of the Securities should carefully read and consider the information in the Consent Solicitation Statement.

Delhaize America is offering a consent fee of $15.00 per $1,000 principal amount of its Securities to Holders that validly provide their consent to the Proposed Amendments by 5:00 p.m., New York City time on August 20, 2013. Delhaize America’s obligation to accept consents and pay a consent fee to consenting Holders is subject to the conditions as set forth in the Consent Solicitation Statement.

BofA Merrill Lynch is acting as the Solicitation Agent for the consent solicitation. D.F. King & Co., Inc., is acting as the Information Agent and Tabulation Agent. Questions concerning the terms of this solicitation should be directed to BofA Merrill Lynch at (888) 292-0070 (U.S. Toll-Free) or (980) 683-3215 (Collect). Requests for assistance in completing the consent form or requests for additional copies of the Consent Solicitation Statement should be directed to D.F. King & Co., Inc. at (800) 967-7635 (U.S. Toll-Free) or (212) 269-5550 (Collect) or by email at Delhaize@dfking.com.

This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any Securities or any other securities. This announcement is also not a solicitation of consents with respect to the Proposed Amendments or any securities. The solicitation of consents is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable U.S. state or non-U.S. securities or “blue sky” laws.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the second quarter of 2013, Delhaize Group’s sales network consisted of 3 455 stores. In 2012, Delhaize Group posted €21.0 billion ($27.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, Delhaize America’s acceptance of consents, payment of the consent fee and execution of supplemental indentures implementing the Proposed Amendments, the timing of the expiration of the consent solicitation, no longer issuing long-term debt out of Delhaize America,  funding all future long-term debt capitalfinancing requirements of Delhaize America through debt issued by Delhaize Group, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These  forward-looking statements generally can be identified as statements that include phrases such as “projected,” “strategy,” “may,” “expect,” “anticipate,” “intend,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; pursuit of the best capital market terms for Delhaize Group and Delhaize America; and competitive factors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect  future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	August 14, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President